	List of Subsidiaries	Country of Incorporation

1.	SafeSpending Inc	U.S. (Arizona)

2.	Horsepower Broadcasting Network (HBN) International Ltd.	Canada

3.	Racing Unified Network (RUN) Inc	Canada